Exhibit 99.2

China Mobile Games and Entertainment Group Limited

(the “Company”)

Notice of Annual General Meeting of the Company

Notice is hereby given that the Annual General Meeting of the Company (the “AGM”) will be held at the Company’s office at 13/F Asia Pacific Centre, 8 Wyndham Street, Central, Hong Kong, on December 11, 2014 at 8 p.m. Hong Kong time for the purpose of considering and, if thought fit, passing and approving the following resolutions by ordinary resolutions:

(a)	The re-election of directors

(i)	Wang Yongchao as a director of the Company to hold office in accordance with the articles of association of the Company; and

(ii)	Xiao Jian Ken as a director of the Company to hold office in accordance with the articles of association of the Company,

(b)	Refreshment of share option scheme limit

(i)	To approve and ratify the refreshment of the total number of shares issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 28, 2013. Such refreshment had been approved by shareholders of V1 Group (previously known as VODone Limited) on May 28, 2013.

(ii)	To approve the refreshment of the total number of shares issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 30, 2014. Such refreshment had been approved by shareholders of V1 Group (previously known as VODone Limited) on May 30, 2014.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://www.cmge.com, or by e-mailing ir@cmge.com.

Shareholders may participate by attending in person or by proxy, or by telephone conference by calling the following numbers:

U.S. Toll Free Dial-In:	+1 855-500-8701

Hong Kong Dial-In:	+852 3051-2745

China Dial-In:	400-120-0654

International Dial-In:	+65 6723-9385

Conference ID:	86081248

By order of the Board

Zhang Lijun

Chairman of the Board

Date: October 22, 2014

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*	A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of China Mobile Games and Entertainment Group Limited at 13/F, 8 Wyndham Street, Central, Hong Kong, or send copies of the foregoing by facsimile to 2763 4168, or send copies of the foregoing by email to ir@cmge.com, in each case marked for the attention of Ms Michelle Ho, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the AGM is one or more shareholders present in person, if a corporation or other non-natural person, by its duly authorised representative, or by proxy representing not less than an aggregate of one-third of all paid up voting share capital of the Company entitled to vote on the resolutions to be considered at the AGM.